Mail Stop 3561

November 13, 2007

Pui Shan Lam
Chief Executive Officer
SWAV Enterprises Ltd.
Unit 628, 138 – 4th Avenue SE
Calgary, Alberta  T2G 4Z6
Canada

> **Re:    SWAV Enterprises Ltd.**
> **Registration Statement on Form SB-2**
> **Filed October 16, 2007**
> **File No. 333-146748**

Dear Miss Lam:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.  Please disclose that you are a development stage company and you have received a going concern opinion from your auditors.

2.  We note that you intend to apply for quotation of your common stock on the OTC Bulletin Board.  Please indicate that you will need a market-maker to apply for the quotation of your common stock on the OTC Bulletin Board and there is no assurance that a market-market will be obtained.

Table of Contents, page 4

3. Please eliminate the paragraph at the top of page 5 as the meaning is clear from context.

Prospectus Summary, page 5

4. We note your indication that you plan to expand your focus to import and wholesale office and home furnishings. Please expand your disclosure under the subsection "Our Business" to briefly describe the types of Chinese manufactured goods SWAV Holdings was importing and selling since 1999 and the types of products that you intend to sell in the future.

5. You state that you plan to expand your business operation beyond the Calgary and southern Alberta area and, once a firm foothold in this region has been established, you will pursue raising additional capital, particularly in the public market, in your plans to expand across North America. These statements are inappropriate for a company in your early stage of development. Please delete here and elsewhere in your document or revise to explain why you believe these statements are appropriate.

Number of Shares Being Offered, page 5

6. Disclose the impact on liquidity of the absence of a public market for your stock.

7. After Number of Shares Outstanding, please add a separate paragraph disclosing that your chief executive officer and chief financial officer hold 53.51% of your shares and have the ability to exercise substantial control over your direction.

Risk Factors, page 6

8. Please generally review your risk factor captions to ensure they do not merely state facts, but clearly describe the discrete material risks to you or your investors. For example, your risk factor captioned "*We rely on foreign sources of production, which subjects us to various risks*" does not describe the risks or the possible consequence(s) to your company or to the potential investors, should the risk materialize. Please revise your risk factor headings accordingly.

9. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

Pui Shan Lam
SWAV Enterprises Ltd.
November 13, 2007
Page 3

- *"If we fail to offer merchandise that our customers find attractive, the demand for our products may be limited."*

- *"Our business depends, in part, on factors affecting consumer spending that are not within our control."*

- *"If we do not manage our inventory levels successfully, our operating results will be adversely affected."*

- *"The costs of being a public reporting company are proportionately higher for small companies such as our company because of the requirements imposed by the Sarbanes-Oxley Act."*

Please note these are examples only.  Please review your entire risk factor section and revise as necessary.

10. Please eliminate language from your risk factors that mitigates the risk  See, for example, "…we believe that economic reform and the macroeconomic measures adopted by the Chinese governments have had and will continue to have a positive effect on economic development in China" in the risk factor captioned "*Any changes in the political and economic policies of, or any new regulations implemented by, the Chinese governments…*"

Directors, Executive Officers and Control Persons, page 16

11. Please explain the reference to "investor immigrant" in Miss. Lam's biography.

12. Please provide support for the statement that Miss Lam has "established a network of suppliers and contacts throughout China."

13. Please identify the other business(es) where Mr. Chan worked as a financial analyst during the past five years and indicate the periods served.

14. Please identify the "business associate who has many years of experience in the auction market" and provide the information required by Item 401(a) of Regulation S-B.

Description of Property, page 20

15. If true, please indicate you pay $500.00 (not $500.000) per month rent for your executive and head office and clarify whether you are referring to Canadian dollars.  Also indicate whether you rent your offices and warehouse from affiliated parties.  If so, please indicate whether the rent is comparable to rent payable to an unaffiliated third party.  Also consider this comment in connection with Certain Relationships and Related Transactions on page 27.

Description of Business, page 20

Corporate Background, page 20

16. Please eliminate the subjective statement in the second paragraph that "over time the company has developed a strong and reputable image amongst businesses in the Calgary area" or provide support for this statement.

17. Describe in further detail those products that you previously imported and sold which you will continue to sell and your financial and logistical arrangements for their importation and sale. Describe the auctions and kiosks you refer to, what products were sold, who conducted the auctions, staffed the kiosks, and how successful were sales relative to each of the venues in which you sold your products so that it is clear why you utilize each of these methods. Clarify whether you will still conduct auctions and maintain kiosks so that it is clear what methods you intend to use to conduct sales. Describe any stores you had that you intend to retain. Generally describe your marketing efforts.

18. It is unclear why you do not discuss the consulting services you provided to other companies who carry out various projects in China you refer to elsewhere in your document, such as in your Management's Discussion and Analysis. Please advise or revise. Explain if you still intend to provide these services.

19. Elaborate upon what phase you are at in terms of your intention to expand your business to sell furniture. If you have not yet begun selling these products, please state this and indicate when you expect to begin sales. Describe all the necessary steps you have taken or still need to take in order to commence sales of furniture. Disclose the types of clients you expect to market these products to, such as you have with respect to your wholesale sales.

Products, page 21

20. You state you intend to introduce unique and distinctive styles of furniture. Please revise to indicate that you believe the furniture to be unique and distinctive and state the basis for your belief.

21. Please disclose the need for any governmental approval for your products and services and the effect of existing or probable governmental regulations on your business. See Item 101(b)(8) and (9) of Regulation S-B.

Source of Products, page 21

22. You indicate that in some cases, if a customer has specifically ordered an item, it will be shipped directly to the customer. Please disclose, logistically, how you

will be paid.

23. We note your statement here and throughout your document that you "have established numerous working relationships with furniture suppliers and manufacturers based in China" and your management "has also been effective in developing a network of contacts that will assist in the sourcing and selection of products." Please expand your disclosure to describe the relationships and contacts that you have made. In this regard, please name the principal suppliers of your products and quantify the number of suppliers/contacts that have worked or will work with you to supply the products. Please also state whether there are any contracts or other arrangements with any of your suppliers, and if so, please disclose the material terms of such contracts or arrangements and file such contracts as exhibits.

24. Explain how your management "plans to further develop these relationships in order to achieve a greater competitive advantage."

Competitive Comparison, page 21

25. Please revise your disclosure here and elsewhere to remove the implication you are already importing and selling furniture. For example, you state "Our products contain these features that distinguish them from those of our competitors…" "We focus on providing good valued products to consumers with outstanding service," etc. Also please remove subjective claims such as "unique," "outstanding" or "prominent" [provider] or state them as your beliefs and provide the basis for these beliefs.

Future Products, page 21

26. Please explain "niche furniture market" and "mainstream furniture market." Explain whether the Chinese furniture market is "niche" or "mainstream." Provide your anticipated timeframe for the establishment of each.

The Chinese Imports Market in Canada, page 21

27. Please provide support, appropriately marked and dated, for the statistics discussed in this section and under *The Furniture Market in Canada.*

Market Segmentation, page 22

28. Please characterize your statements here as your belief and provide support for these statements here and on page 23 under "Target Market Segment Strategy." Please also explain how your business of offering furniture of a specific niche is relevant to this discussion.

29. Please clearly distinguish here and elsewhere in your document whether you are referring to furniture made in China or furniture made in China that is Chinese in style.

## Our Strategy and Implementation, page 22

30. It is unclear how you will achieve the strategic goals you describe in this section. Please address each one individually and explain how you will carry them out. For example, you mention throughout this discussion that your existing network of contacts will assist you in implementing your business plan; please describe this network and, if it consists primarily of suppliers and buyers of your promotional gift products, explain how you believe that this same network will assist you with respect to your furniture sales. Also, because your management consists primarily of Miss Lam, aided by Mr. Chen and a business associate, your statements relating to "the company's flexible structure and management" will facilitate your business plan are unclear considering your limited resources. Please explain in reasonable detail.

## Promotion Strategy, page 23

31. Please explain whose "versatile interpersonal skills" you are referring to.

## Management's Discussion and Analysis or Plan of Operation, page 24

## General

32. We note that you have had revenues from operations for more than one fiscal year and presently discuss your results of operations as required by Item 303(b). Please revise your disclosure to delete the plan of operations information, or explain to us why you believe it is not appropriate to do so.

33. Your current disclosure does not provide information on your critical accounting estimates. Please revise your disclosure to discuss the types of assets, liabilities and expenses that you currently estimate, the assumptions you use and how you determine the amounts estimated. Disclose the effect of changes in your critical accounting estimates on your financial position and results of operations for the periods presented. Please be sure to specifically discuss the factors you use to arrive at each estimate, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. Please include qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. See the Commission's Management's Discussion and Analysis Guidance issued December 29, 2003, Release No. 33-8350.

Financial Plan, page 25

34. Considering the procurement of furniture goods, as compared to promotional products, is likely to be more expensive, please elaborate upon how you plan to finance your initial supply of inventory.

35. Explain your "established relationship" with your banker as a source of capital. If you have a line of credit or some other arrangement with defined terms, please disclose it.

Certain Relationships and Related Transactions, page 27

36. Note 5 to your financial statements on page 53 refers to advances to a related party, however, this discussion appears to refer to advances from a related party. Please revise to discuss the latter here or advise.

Executive Compensation, page 29

37. We note you have not yet paid any compensation to your executive officers or directors, however, you indicate that Miss. Lam was provided wages for management services for the company in the current fiscal year. If you plan to pay Miss. Lam a salary or wages in the future, please disclose your plans here.

38. It appears in your Summary Compensation Table you have presented column (h) from Regulation S-K, rather than Regulation S-B. Please revise.

Financial Statements – SWAV Enterprises Ltd. as of March 31, 2007

Notes to the Financial Statements

Note 4 – Events Subsequent to the Year End, page 41

39. Please expand your disclosure to specially address each of the following regarding the recapitalization transaction you completed on April 1, 2007 with SWAV Holdings Inc.

   • Disclose that there was no name change with the transaction, and clarify who is the legal acquirer and the accounting target in the recapitalization.

   • Explain that the historical financial statements are a continuation of the financial statements of SWAV Holdings Inc., the accounting acquirer, not the Company who is the accounting target.

- Explain that the capital structure of the consolidated company is now different from that appearing in the historical financial statements of SWAV Holdings in earlier periods due to the recapitalization accounting.

40. We note that the pro forma adjustment (3) records the expenses incurred in the share exchange. Since it appears that the Company did not have a cash balance at the time of the exchange transaction, please explain why you only charge to expense $2,184 instead of $2,602. Tell us why it appears that you have recorded expenses net of the cash balance of SWAV Holdings Inc.

Financial Statements – SWAV Holdings Inc. as of March 31, 2007 and May 31, 2006

Statements of Operations and Comprehensive Loss, page 47

41. You disclose on page 29 in Executive Compensation that your officers have not received any compensation for services rendered since inception. We believe your financial statements should reflect all of the costs of doing business. Supplementally, please tell us the estimated fair value of the services rendered by your officers and the nature and estimated fair value of the costs of any other services not currently included in your financial statements. Please revise your financial statements to reflect the fair value of the services provided by the officers at no cost as a capital contribution with a charge to the appropriate expense accounts in your statement of operations. Refer to SAB Topics 1:B and 5:T.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

General

42. Please disclose the types of costs, expenses and amounts you include in the cost of sales line item for all periods presented.

Revenue Recognition, page 51

43. You disclose that revenue is recognized when shipment has occurred. However, the delivery and performance requirements of SAB Topic 13:A generally states that delivery is a significant obligation that should be satisfied to complete the earning process before revenue is recognized. Please revise your disclosure to clarify how your accounting policy complies with GAAP if revenue is recognized prior to title transfer and delivery to the customer. Please expand your disclosure to state when title transfers to the customer or who assumes risk of loss during shipment. If shipping terms determine risk of loss during shipment and/or title

transfer, please revise your disclosure to discuss the impact of shipping terms.

Recent Accounting Pronouncements, page 52

44. Revise your disclosure to identify the new pronouncements that are being referenced and disclose for each the impact on your financial statements when adopted in a future period. Refer to SAB Topic 11:M.

Unaudited Financial Statements – SWAV Enterprises Ltd. as of June 30, 2007

45. Please revise to update the financial statements and related financial disclosure with your next amendment to comply with the requirements of Item 310(g) of Regulation S-B.

Exhibits, page 64

Exhibit 23.1 – Consent of K. R. Margetson Ltd.

46. The consent filed does not reference the audited financial statements of SWAV Holdings Inc. for the fiscal year ended May 31, 2006. Please coordinate with your independent registered public accounting firm to revise the consent to include this reference since these financial statements are included in the filing. The revised consent should also include a current date.

Undertakings, page 65

47. Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.  Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     L.K. Larry Yen, Esq
        Clark Wilson LLP
        Fax:  (604) 687-6314